Exhibit 12.1

Allegion plc

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,		Year Ended December 31,
	Pro Forma** 2015	2015	Pro Forma** 2014	2014	2013	2012	2011	2010
Earnings from continuing operations before income taxes	$140.5	$140.5	$267.4	$267.4	$223.4	$366.7	$362.2	$328.7
Fixed charges	38.2	28.1	80.4	60.1	22.0	13.3	9.0	6.9

Total earnings	$178.7	$168.6	$347.8	$327.5	$245.4	$380.0	$371.2	$335.6

Fixed charges:
Interest expense*	$22.9	$22.9	$49.3	$49.3	$10.2	$1.5	$1.4	$1.8
Pro forma interest**	10.1		20.3
Rentals (one-third of rentals)	5.2	5.2	10.8	10.8	11.8	11.8	7.6	5.1

Total fixed charges	$38.2	$28.1	$80.4	$60.1	$22.0	$13.3	$9.0	$6.9

Ratio of earnings to fixed charges	4.7	6.0	4.3	5.4	11.2	28.6	41.2	48.6

*	Includes interest expense on all third-party indebtedness, and excludes interest related to unrecognized tax benefits, which is reported as income tax expense.
**	The ratios of earnings to fixed charges on a pro forma basis for the year ended December 31, 2014 and the six months ended June 30, 2015 give effect to the Acquisition Borrowings (as defined in Allegion’s Registration Statement on Form S-3 (File No. 333-206872) filed on September 11, 2015 with the Securities and Exchange Commission under the Securities Act of 1933, as amended), the issuance of the notes in the offering and the application of the net proceeds from the offering as described in “Use of Proceeds” in the Registration Statement, and assuming the foregoing transactions had been completed as of the first day of each of the periods mentioned above. The pro forma ratios do not necessarily reflect what Allegion’s actual ratios of earnings to fixed charges would have been had these transactions occurred as of those dates or predict Allegion’s ratio of earnings to fixed charges for any future period.

The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges for the periods indicated where earnings consists of (1) earnings from continuing operations before income taxes plus (2) fixed charges. Fixed charges consist of (a) interest on all indebtedness, (b) amortization of premiums, discounts and capitalized expenses related to indebtedness and (c) an interest component representing the estimated portion of rental expense that management believes is attributable to interest.

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